Exhibit 99.1

PRIOR TO ACCEPTING ANY OFFER TO PURCHASE YOUR PARTNERSHIP UNITS,
PLEASE READ THE FOLLOWING INFORMATION CAREFULLY

        September 6, 2005

Dear Inland Land Appreciation Fund, L.P. Investor:

We are aware that MacKenzie Patterson Fuller, Inc. ("MPF"), an unaffiliated third party, has commenced a tender offer to purchase your partnership units in Inland Land Appreciation Fund, L.P. (the "Fund").

ALTHOUGH THE FUND'S CORPORATE GENERAL PARTNER IS TAKING A NEUTRAL POSITION REGARDING THIS TENDER OFFER, WE ASK THAT YOU CONSIDER THE FOLLOWING INFORMATION WHEN EVALUATING WHETHER THE SOLICITATION TO PURCHASE YOUR UNITS IS IN YOUR BEST INTEREST.

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  We believe that the long term value of each partnership unit is greater than the amount offered by MPF.

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  The offer price of $600.00 per partnership unit is less than the Fund's estimated 2004 ERISA value of $618.00 per partnership unit. The estimated ERISA value is based upon the average appraised value of the land owned by the Fund, as set forth in a 1998 appraisal report prepared by an independent third party, and is adjusted for sales since the date of the appraisal. There is no guarantee, however, that the ERISA value will be achieved.

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  If you accept MPF's offer, the offer price of $600.00 per partnership unit will be reduced by the amount of distributions declared or paid to you by the Fund between August 23, 2005 and October 4, 2005, or later if MPF extends its offer.

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  The Fund has a contract pending on the sale of approximately 149 acres. Contingencies for the first of three closings have been satisfied and the first closing has occurred. We anticipate that a distribution of a portion of the first closing proceeds will occur by the end of 2005. The subsequent two closings are expected to occur during 2006 and 2007.

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  Pre-development activities, such as rezoning, annexation and land planning, are currently underway on over 700 acres owned by the Fund, which we believe will increase the value of the land.

We believe that tender offers from unaffiliated third parties are generally priced below the fair market value of the security. If you have an urgent need to liquidate your investment, you may not know that there also is a secondary market where your partnership units may be sold. We can provide you with a list of companies that have purchased Fund partnership units in the past. Please note that you may receive more or less than the amount offered by MPF should you choose to sell your partnership units in the secondary market.

An investor in the Fund who has held partnership units since its inception has received distributions totaling $1,119.12 per $1,000.00 partnership unit. This amount is equivalent to approximately 112% of the original investment amount. Although we cannot guarantee the Fund's future performance, our goal remains the same—to sell the Fund's remaining assets and make distributions of the sale proceeds until the Fund is concluded. If you have questions about your investment, please contact your Investment Representative or Inland Customer Relations at 800.826.8228.

Sincerely,
INLAND REAL ESTATE INVESTMENT CORPORATION
/s/ ROBERT D. PARKS
Robert D. Parks Chairman